UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

CONSOLIDATED FORM

Managers and Related Person’s Negotiation – Article 11 -  CVM Instruction # 358/2002

On April, 2010 only the following transactions involving securities and derivatives were carried out, pursuant to Article 11 Instruction # 358/2002:

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	(X ) Board of Directors	( ) Executive Officers	( ) Audit Committee			( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description				Quantity	% of participation
						Same Type/ Class	Total
Shares	Commom shares				222	0,00%	0,00%
Shares	Preferred shares				188	0,00%	0,00%
Shares	UNIT’S				12.765	0,00%	0,00%
Debenture Commited	SUDA15				430

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
-			-		-	-

Closing Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type Espécie/ Class	Total
Shares	Commom shares				225*	0,00%	0,00%
Shares	Preferred shares				188	0,00%	0,00%
Shares	UNIT’S				27.657*	0,00%	0,00%
Debenture Committed	SUDA15				430

*Inclusion of Messrs.  José de Menezes Berenguer Neto (01 common share and 6,382 Units), José de Paiva Ferreira (01 common share and 8,510 Units) and Celso Clemente Giacometti (01 common share), who were invested in the Board of Directors’ on April 13, 2010.

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors (X) Controlling Shareholder	( ) Executive Officers	( ) Audit Committee			( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				179.239.392.347	84,21%	84,21%
Shares	Preferred shares				154.150.152.665	82,79%	82,79%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amont(R$)
-			-		-	-

Closing Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				179.239.392.347	84,21%	84,21%
Shares	Preferred shares				154.150.152.665	82,79%	82,79%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	(X ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory

Opening Balance

Security/ Derivative	Security Description	Quantity	% de participation
Same Type/ Class	Total
Shares	Commom shares	208.438	0,00%	0,00%
Shares	Preferred shares	182.918	0,00%	0,00%
Shares	UNIT’S	192.380	0,00%	0,00%
Debenture Committed	AMRO14	28
Debenture Committed	AMRO15	16
Debenture Committed	AMRO16	326
Debenture Committed	STBA11	813
Debenture Committed	STBA13	24
Debenture Committed	SUDA14	67
Debenture Committed	SUDA15	29.004

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amont (R$)
Debenture Committed	SUDA14	Repurchase	04	R$ 54.029
Debenture Committed	SUDA15	Repurchase	4.190	R$ 5.638.782
Debenture Committed	STBA13	Repurchase	07	R$ 108.278
Debenture Committed	AMRO16	Repurchase	04	R$ 59.909
Debenture Committed	STBA11	Application	167	R$ 300.977

Closing Balance

Security/ Derivative	Securities Description	Quantity	% de participation
Same Type/ Class	Total
Shares	Commom shares	208.436*	0,00%	0,00%
Shares	Preferred shares	182.918	0,00%	0,00%
Shares	UNIT’S	160.468*	0,00%	0,00%
Debenture Committed	AMRO14	28
Debenture Committed	AMRO15	16
Debenture Committed	AMRO16	322
Debenture Committed	STBA11	867**
Debenture Committed	STBA13	17
Debenture Committed	SUDA14	63
Debenture Committed	SUDA15	20.534***

* At the end of April/2011, considered:

(i) exclusion of Messrs.  José de Menezes Berenguer Neto  Berenguer (01 common share and 6,382 UNITS);  José de Paiva Ferreira (01 common share and 8,510 UNITS), who were informed of the position at the Board of Directors;

(ii) exclusion of shareholding positions of Messrs. Francisco Di Roberto Junior (4,255 UNITS), who left the Company on April 5, 2010;  and João Batista Videira Martins (12,765 UNITS),  due to the end of his term-of-office.

** STBA11 – At the end of April/2010, adjustment to exclude the amount of 113 secured debentures owned by Mr. Antonio Pardo de Santayana Montes (elected executive officer, who awaits permanent visa to be invested in the position).

*** SUDA15 – At the end of April/2011, considered:

(i) exclusion of shareholding positions of Messrs. João Batista Videira Martins (not elected) 479 and  Joel Michael Roberto (left the Company on April 28, 2010) 3,801.

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	( ) Executive Officers		( ) Audit Committee		(x) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	UNIT’S				810	0,00%	0,00%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
-		-			-	-

Closing Balance

Security/ Derivative	Características dos Títulos				Quantity	% de participation
						Same Type/ Class	Total
Shares	UNIT’S				810	0,00%	0,00%

Company Name: Banco Santander (Brasil) S.A.
Name: Banco Madesant – Sociedade Unipessoal S.A.					CPF/CNPJ: -
Qualification: Avenida Arriaga 73, 2º andar - Funchal Madeira, 9000-060 Portugal

Saldo Inicial

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
ADS	BSBR				3.473.700	0,61%	0,091%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House I	Operation	Day	Quantity	Price	Amount (US$)
ADS	BSBR	Santander Investment Securities, Inc. (“SIS”)	Purchase	30	68.900	11,65	802.685,00

Closing Balance

Security/ Derivative	Securities Description				Quantity	% de participation
						Same Type/ Class	Total
ADS	BSBR				3.542.600	0,62%*	0,093%

(*) Considering that, on April 30, 2010, the total number of Units was 562,780,715.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 10, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer